INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

October 7, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of the Ironclad Funds (the “Registrant”)

Below is a summary of the comments provided by Mr. Ganley of the staff of the Securities and Exchange Commission (the "Commission") by telephone on September 8, 2010, for the Ironclad Managed Risk Fund and the Ironclad Defined Risk Fund, each a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 110 filed concurrently with this correspondence.

Prospectus

1.	Managed Risk Fund

a.	Principal Investment Strategies

i.	Revise or add disclose to explain how the Fund’s investment strategies tie in to its Fund name, “Managed Risk”.

RESPONSE: The Fund has added disclosure in the 1st paragraph to describe how the Fund seeks to manage risk with its option strategy.

ii.	Define or explain what “covered put options” mean.

RESPONSE: Please see last sentence in 4th paragraph.

iii.
1st paragraph, 2nd last sentence states “…the Fund seeks to outperform an unhedged portfolio with comparable equity market exposure in declining or stable equity markets …” explain how the Fund gain equity market exposure with the use of options strategies and how the Fund makes money in a declining market from writing put options given that the holder of the put option would likely exercise the option in a declining market.

RESPONSE: This sentence has been deleted.

iv.	Explain in the correspondence letter how the Fund intent to segregate assets for “uncovered” options.

RESPONSE:  When the Fund writes a put option on ETFs, it will “cover” the put by segregating on its books and records cash, or liquid assets with a value equal to the exercise price of the written option.  For "uncovered" call options on ETFs, the Fund will segregate cash or liquid assets equal to the market value of the securities underlying the written option.  For options on stock indexes, the Fund will segregate on its books and records cash or liquid assets equal to the  Fund’s net cash obligations ( the difference between the exercise price of the option and the value of the underlying stock index, multiplied by a fixed “index multiplier”).

b.	Principal Risks

i.	Foreign Securities Risk, add disclosure in Principal Investment Strategies to clarify why “Foreign Securities Risk” is a principal risk.

RESPONSE:  Please see 1st sentence in 4th paragraph under “Principal Investment Strategies”.

ii.	ETF Risk, consider removing if this is not a principal risk.

RESPONSE:  ETF Risk has been removed as the Fund does not intent to directly invest in ETFs.

iii.	Credit Risk, remove the word “guarantor”

RESPONSE:  The word “guarantor” has been removed.

c.	Tax Information - add a statement that investors in tax-deferred accounts may pay taxes later upon withdrawal.

RESPONSE:  Statement added.

2.	Defined Risk Fund

a.	Principal Investment Strategies

i.	Revise or add disclose to explain how the Fund’s investment strategies translate or equate to its Fund name, “Defined Risk”.

RESPONSE:  The Fund has revised disclosure to describe how the Fund seeks to defined risk with its options strategy.  Please see revised 1st paragraph.

ii.	Add disclosure to explain how the Fund “covers” written call options.

RESPONSE:  The Fund has revised disclosure to describe how its use of options strategy attempts to defined risk

b.	Principal Risks

i.	Foreign Securities Risk, same comment as the Managed Risk Fund above.

RESPONSE:  Please see 1st sentence in 6th paragraph under “Principal Investment Strategies”.

ii.	Options Risk paragraph is too long. Consider breaking it up with “Purchased Options” and “Written Options” subheadings.

RESPONSE:  The Fund has divided the Options Risk paragraph into two subsections.

c.	Fees and Expense Table – explain in the correspondence letter the reason for having a specific date for the redemption fee.

Response:  This is because the Fund wants to correlate the redemption fee period with the expiration date of the options that the Fund invests.  For example, if the Fund invests in options with one-year expiration date, its redemption fee period will be for one-year, to coincide with the expiration of the options.  The reason for this policy is so that when shareholders redeem out of the Fund before the options expire, the redemption fee will help offset some of the costs to close out options early.  However, if the Fund’s advisor believes is in the best interest of the shareholders to close out its options earlier than the expiration date due to market conditions, it would also move up the redemption fee date.   Accordingly, the Fund has add following disclosure in the “Shareholder Fees” section of the Fees and  Expenses table to indicate that the Fund may move up the redemption fee dates:

Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases	None
Maximum deferred sales charge (load)	None
Redemption fee if redeemed on or before January 23, 2012, or after January 27, 2012[1]	2.00%

1The Fund may change these dates to earlier dates upon 30 days' prior written notice to shareholders in the form of a supplement to shareholders.

3.	Tax Information, same comment as the Managed Risk Fund.

RESPONSE:  Statement added.

4.	Portfolio Managers, add disclosure to describe their role or responsibilities at Helios, LLC.

RESPONSE:  The Fund has added disclosure describing each Portfolio Manager’s responsibilities at Helios, LLC .

Part C

7.      Provide the staff with a copy of the legal opinion prior to filing.

RESPONSE:  The Fund had submitted the “form of” Legal Opinion to Mr. Ganley on 10/6/10.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/ Rita Dam

Rita Dam
Treasurer
626-914-1041